Exhibit 12

SOUTHERN NATURAL GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For the Six Months Ended June 30,
	2009	2008
Earnings
Net income	$96	$148
Income from equity investee	(5)	(8)
Net income before income from equity investee	91	140

Fixed charges	33	41
Distributed income of equity investees	7	9
Allowance for funds used during construction	(1)	(2)
Total earnings available for fixed charges	$130	$188

Fixed charges
Interest and debt expense	$33	$41

Ratio of earnings to fixed charges	3.9	4.6

For purposes of computing these ratios, earnings means net income before:
- income from equity investee, adjusted to reflect actual distribution from equity investment; and
- fixed charges;
less
- allowance for funds used during construction.

Fixed charges means the sum of the following:
- interest costs;
- amortization of debt costs; and
- that portion of rental expense which we believe represents an interest factor, which was not material for the six months ended June 30, 2009 and 2008.